Exhibit 10.29

ATKORE INTERNATIONAL GROUP INC.

Non-Employee Director Compensation Program

Effective upon Completion of the Public Offering of Common Stock of Atkore International Group, Inc. (the “Company”)

Each non-employee director who is not affiliated with Clayton, Dubilier & Rice, LLC shall receive, in respect of his or her services as a non-employee director of the Company, the following:

1.	Annual Cash Retainer. An annual cash retainer of $75,000, payable quarterly in arrears.

2.	Audit Committee Chair Service. An additional annual cash retainer of $20,000.

3.	Compensation Committee Chair Service. An additional annual cash retainer of $15,000.

4.	Nominating and Governance Committee Chair. An additional annual cash retainer of $10,000.

5.	Annual Award Restricted Stock Units. On the day of the Company’s annual meeting of stockholders each year following the initial public offering, a grant to each non-employee director of restricted stock units with a Fair Market Value equal to $85,000 on the date of grant. Restricted stock units will vest on the first to occur of (i) the day prior to the next following annual meeting (or, if earlier, the day prior to the first anniversary of the grant date), (ii) the director’s termination of services on the Board (other than a voluntary resignation or a termination for Cause) and (iii) a Change in Control. On any other termination of Board services, any unvested restricted stock units will be forfeited. These grants will be made under the Atkore International Group Inc. 2016 Omnibus Incentive Plan (the “Omnibus Plan”), or a successor plan. Settlement of the vested restricted stock units into Shares of Company Common Stock will occur promptly following the applicable vesting date.

6.	Deferral of Cash Fees and Restricted Stock Units. If the Company implements a plan pursuant to which non-employee directors may defer the receipt of cash fees and/or vested restricted stock units, then the timing of payment of the fees and settlement of vested restricted stock units will be determined by reference to such deferral plan.

7.	No Meeting Fees. Directors shall not receive additional fees for attending any Board or Committee meetings.

8.	Expense Reimbursement. Each director shall be reimbursed for reasonable expenses incurred in connection with attending Board meetings and committee meetings.

9.	Transition Matters. This program will be subject to such other reasonable transition rules (e.g., with respect to commencement or termination of services other than on the date of the Company’s meeting) in order to give full effect to this program. In general, the cash fees and restricted stock unit grants will be pro-rated for the year of initial election to the Board other than at the annual meeting of stockholders (and, with respect to the restricted stock units, vesting would occur as described in paragraph 5).

10.	Amendment of this Policy; Capitalized Terms. This policy may be amended from time to time by the Board. Capitalized terms used in this policy but not defined in this policy will have the meanings set forth in the Omnibus Plan.

11.	Stock Ownership Guidelines. It is expected that non-employee directors who are not affiliated with Clayton, Dubilier & Rice, LLC will, during their tenure of Board service, own stock or vested stock units having a value equal to five times the annual cash retainer for Board service (i.e., $375,000 at an annual cash retainer of $75,000). Directors are expected to retain equity awards granted to them (net of applicable taxes) under this policy in order to attain such ownership multiple.

Dated: As of May     , 2016

2